As filed with the Securities and Exchange Commission on April 7, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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SCHEDULE TO

TENDER OFFER STATEMENT

(under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934)

(Amendment No. 2)

THE BRINK’S COMPANY

(Name of Subject Company (Issuer))

THE BRINK’S COMPANY

(Name of Filing Person (Offeror))

Common Stock, $1.00 Par Value Per Share

(including the associated preferred stock purchase rights attached thereto)

(Title of Class of Securities)

109696104

(CUSIP Number of Class of Securities)

Austin F. Reed, Esq.

Vice President, General Counsel and Secretary

The Brink’s Company

1801 Bayberry Court

Richmond, Virginia 23226-8100

(804) 289-9600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

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Copies to:

Louanna O. Heuhsen, Esq.

David I. Meyers, Esq.

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

CALCULATION OF FILING FEE

Transaction Valuation* $525,000,000	Amount of Filing Fee** $56,175

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 10,000,000 shares at $52.50 per share.

**The amount of the filing fee was calculated at a rate of $107.00 per $1,000,000 of the transaction valuation. It was calculated by multiplying the transaction valuation by 0.000107.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$56,175	Filing Party:	The Brink’s Company
	Form or Registration No.:	SC TO-I	Date Filed:	March 9, 2006
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 amends and supplements the issuer tender offer statement on Schedule TO originally filed by The Brink’s Company, a Virginia corporation (the “Company”), on March 9, 2006, as amended and supplemented by Amendment No. 1 filed by the Company on March 22, 2006 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the tender offer by the Company to purchase up to 10,000,000 shares of its common stock, $1.00 par value per share, including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated September 1, 2003, between The Brink’s Company and Computershare Trust Company, N.A. (formerly Equiserve Trust Company, N.A.), as Rights Agent (the “Shares”). The Company is offering to purchase the Shares at a price not greater than $52.50 nor less than $47.50 per Share, net to the seller in cash, without interest, as specified by the shareholders tendering their Shares. The Company’s tender offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (or similar materials distributed to participants in the Company’s 401(k) Plan or the BAX Global 401(k) Plan), which, as amended or supplemented from time to time, together constitute the tender offer, copies of which were previously filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(F) and (a)(1)(G), respectively, to the Schedule TO.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 2 is filed to incorporate the press release dated April 7, 2006 that announced the preliminary results of the tender offer.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

On April 7, 2006, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m., New York City time, on Thursday, April 6, 2006. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

Item 12.	Material to be Filed as Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(5)(C)	Press Release issued by the Company, dated April 7, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

THE BRINK’S COMPANY

By:	/S/ Robert T. Ritter
Robert T. Ritter Vice President and Chief Financial Officer

Dated: April 7, 2006

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated March 9, 2006.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Letter to Participants in The Brink’s Company 401(k) Plan, dated March 9, 2006.
(a)(1)(G)*	Letter to Participants in the BAX Global 401(k) Plan, dated March 9, 2006.
(a)(1)(H)*	Letter to Holders of Unexchanged Shares of Pittston BAX Common Stock and Pittston Minerals Group Common Stock
(a)(1)(I)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)-(4)	Not applicable.
(a)(5)(A)*	Press Release issued by the Company, dated March 9, 2006.
(a)(5)(B)*	Summary Advertisement, dated March 9, 2006.
(a)(5)(C)	Press Release issued by the Company, dated April 7, 2006.
(b)	Not applicable.
(d)(1)*	Amended and Restated Rights Agreement, dated as of September 1, 2003, by and between the Company and Computershare Trust Company, N.A. (formerly Equiserve Trust Company, N.A.), as Rights Agent (filed as Exhibit 1 to Amendment No. 4 to the Registration Statement on Form 8-A, filed October 9, 2003, as amended, and incorporated herein by reference).
(d)(2)*	$400,000,000 Credit Agreement among The Brink’s Company, as Parent Borrower, the Subsidiary Borrowers referred to therein, certain of Parent Borrower’s Subsidiaries, as Guarantors, Various Lenders, Barclays Bank plc, as Co-Arranger and Documentation Agent, Bank of America, N.A., as Syndication Agent, Banc of America Securities LLC, as Co-Arranger, Scotiabanc Inc. and Wachovia Bank, National Association, as Co-Arrangers and Syndication Agents, JPMorgan Chase Bank, as Administrative Agent, and J.P. Morgan Securities Inc., as Sole Lead Arranger and Bookrunner, dated as of October 15, 2004 (filed as Exhibit 99.1 to the Current Report on Form 8-K filed October 18, 2004 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

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* Previously filed